Contact

www.linkedin.com/in/maurice-cox-b91238312 (LinkedIn)

Top Skills

Problem Solving
Leadership
Business Development

Maurice Cox

Founder and CEO of Carnival Treats Founder and CEO of MT Nest Ventures
United States

Summary

Dynamic and driven professional with a Bachelor's of Science in Brain, Behavior & Cognitive Science from the University of Michigan. Experienced in financial services with a demonstrated history of working at Quicken Loans. Since 2017, I have pursued entrepreneurial ventures, showcasing my skills in leadership, innovation, and business development.

In my entrepreneurial journey, I've gained experience and broadened my reach and resources through multiple diverse areas of business. This process welcomed many opportunities to expand and develop which include:

- Founding and managing multiple business ventures, demonstrating a strong ability to adapt and innovate.
- Developing business plans, marketing strategies, and financial models to ensure sustainable growth.
- Networking extensively to build partnerships and expand business opportunities.
- Overseeing day-to-day operations, including financial management, sales, and customer service.

Experience

MT Nest Ventures
Business Owner
September 2017 - Present (7 years 2 months)

Carnival Treats
Business Owner
May 2023 - Present (1 year 6 months)
Taylor, Michigan, United States

Hollywood Stars South
Business Owner
May 2020 - Present (4 years 6 months)

Education

University of Michigan

Bachelor's Degree, Brain Behavior & Cognitive Science · (2006)